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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                   NOTIFICATION OF LATE FILING OF FORM 10-QSB

                                                  Commission File Number 1-14831

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB
             [ ] Form N-SAR

    For Period Ended:  September 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Digital Lava Inc.
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Former name if applicable
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13160 Mindanao Way, Suite 350
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Address of Principal Executive Office (Street and number)

Marina del Rey, California 90292
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City, State and Zip Code

                                     PART II

                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Please see attachment.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

        Bennet Lientz                                (310)       577-0200 x422
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            (Name)                                (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Digital Lava Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2001                 By /s/  Bennet Lientz, Jr.
     ---------------------------------    --------------------------------------
                                          Chief Financial Officer


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                                   Attachment

        As previously disclosed on a Form 8-K dated November 1, 2001, the Registrant sold substantially all of its assets to Interactive Video Technologies, Inc., in furtherance of a plan of liquidation and dissolution (the "Plan") adopted by the company's stockholders on October 30, 2001. Following the asset sale, the Registrant has had to devote its diminished resources, including the attention of its Chief Financial Officer, to winding down the operations of its business in an efficient manner. In addition, the Registrant has had to adopt the liquidation basis of accounting, which has delayed the completion of the financial information for the quarter ended September 30, 2001. For these reasons, the Registrant has been unable to file its annual report on Form 10-QSB on a timely basis without unreasonable effort and expense.